EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of loss, comprehensive loss, cash flows and shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 27, 2014

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Expressed in Canadian Dollars

ASSETS	December 31, 2013	December 31, 2012

Current
Cash and cash equivalents (Note 4)	$12,683,069	$21,699,983
Investments (Note 6)	1,229,085	1,585,022
Receivables (Note 7)	1,576,535	1,032,058
Prepaid expenses	113,256	204,491
Total current assets	15,601,945	24,521,554

Non-current
Restricted cash (Note 5)	528,945	77,519
Property and equipment (Note 8)	1,185,414	1,576,982
Investment in associated companies (Note 9)	3,960,650	3,002,101
Strategic Investments (Note 6)	200,000	-
Exploration and evaluation assets (Note 10)	3,031,368	4,940,941
Royalty interest (Note 3 and 11)	35,063,725	38,738,592
Reclamation bonds (Note 12)	770,894	488,522
Goodwill (Note 3 and 13)	9,625,795	8,970,514
Other assets (Note 14)	104,484	159,062
Total non-current assets	54,471,275	57,954,233

TOTAL ASSETS	$70,073,220	$82,475,787

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 15)	$649,843	$1,376,292
Income taxes payable	-	228,085
Advances from joint venture partners (Note 16)	734,103	214,322
Total current liabilities	1,383,946	1,818,699

Non-current
Deferred income tax liability (Note 19)	10,710,552	12,288,419

TOTAL LIABILITIES	12,094,498	14,107,118

SHAREHOLDERS' EQUITY
Capital stock (Note 17)	116,151,675	114,414,001
Commitment to issue shares (Note 17)	544,877	1,097,192
Reserves	11,264,150	8,856,844
Deficit	(69,981,980)	(55,999,368)
TOTAL SHAREHOLDERS' EQUITY	57,978,722	68,368,669

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$70,073,220	$82,475,787

Nature of operations (Note 1)
Events after reporting date (Note 23)

Approved on behalf of the Board of Directors on March 27, 2014:

Signed: “David M. Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
Expressed in Canadian Dollars

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012

ROYALTY INCOME	$3,102,888	$1,750,975
Cost of sales
Gold tax	(140,203)	(88,532)
Depletion	(1,681,688)	(1,125,408)
Net royalty income	1,280,997	537,035

EXPLORATION EXPENDITURES (Note 10)	9,616,402	13,488,306
Less: recoveries	(5,776,699)	(5,158,105)
Net exploration expenditures	3,839,703	8,330,201

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	982,239	1,258,292
Depreciation (Note 8)	129,104	85,643
Investor relations and shareholder information	262,601	433,243
Professional fees	533,519	764,914
Salaries and consultants	2,290,634	3,123,266
Share-based payments (Note 17)	527,495	2,799,609
Transfer agent and filing fees	118,770	348,079
Travel	298,376	580,150
Total general and administrative expenses	5,142,738	9,393,196

Loss from operations	(7,701,444)	(17,186,362)

Transaction costs related to a business acquistion (Note 3)	-	(940,591)
Change in fair value of fair value throught profit or loss investments	(425,066)	(662,957)
Gain on sale of exploration and evaluation assets (Note 10)	205,940	-
Equity loss in associated companies (Note 9)	(2,093,823)	(1,144,407)
Foreign exchange gain (loss)	187,498	(138,143)
Gain (loss) on investments	(51,114)	30,178
Lease income	20,596	-
Interest income	173,896	360,791
Loss on derecognition and sale of property and equipment	(103,519)	-
Loss on sale of foreign licences and permits (Note 10)	-	(38,299)
Option payments received	-	165,783
Impairment of royalty interest (Note 11)	(4,765,511)	-
Write-off of other assets (Note 14)	(42,120)	-
Write-off of exploration and evaluation assets (Note 10)	(1,780,890)	(1,362,723)

Loss before income taxes	(16,375,557)	(20,916,730)
Income tax expense (Note 19)	-	(276,918)
Deferred income tax recovery (Note 19)	2,392,945	291,595

Loss for the year	$(13,982,612)	$(20,902,053)

Basic and diluted loss per share	$(0.19)	$(0.35)

Weighted average number of common shares outstanding	72,509,793	59,990,386

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Expressed in Canadian Dollars

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012

Loss for the year	$(13,982,612)	$(20,902,053)

Other comprehensive gain (loss)
Change in fair value of available-for-sale investments	(280,000)	-
Currency translation adjustment	2,574,406	400,475

Comprehensive loss for the year	$(11,688,206)	$(20,501,578)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in Canadian Dollars

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Cash flows from operating activities
Loss for the year	$(13,982,612)	$(20,902,053)
Items not affecting operating activities:
Interest income received	(173,896)	(360,791)
Unrealized foreign exchange effect on cash and cash equivalents	(87,151)	53,368
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	425,066	662,957
Commitment to issue bonus shares	641,357	2,198,031
Bonus shares issued as performance bonuses	17,500	-
Deferred income tax recovery	(2,392,945)	(291,595)
Income tax expense	-	276,918
Depreciation	262,557	203,121
Depletion of royalty interest	1,681,688	1,125,408
Impairment of royalty interest	4,765,511	-
Fair value of stock options granted	-	1,464,293
(Gain) loss on sale of investments	51,114	(30,178)
Loss on derecognition and sale of property and equipment	103,519	-
Equity loss in associated companies	2,093,823	1,144,407
Unrealized foreign exchange loss	146,117	19,692
Shares received from joint venture partners included in exploration recoveries	(272,550)	(41,467)
Loss on sale of foreign licences and permits	-	38,299
Write-off of other assets	42,120	-
Write-off of exploration and evaluation assets	1,780,890	1,362,723
Changes in non-cash working capital items:
Receivables	(544,477)	67,870
Prepaid expenses	91,235	82,750
Accounts payable and accrued liabilities	(954,534)	(60,898)
Income taxes payable	-	(48,833)
Advances from joint venture partners	519,781	(1,333,550)
Total cash used in operating activities	(5,785,887)	(14,369,528)
Cash flows from investing activities
Acquisition of exploration and evaluation assets, and option payments received	101,185	(128,146)
Acquisition of Bullion Monarch	-	(4,279,433)
Cash acquired in acquisition of Bullion Monarch (Note 3)	-	318,378
Purchase of royalty interest	(200,000)	-
Purchase of investments in associated companies	(2,774,570)	(2,061,551)
Interest received on cash and cash equivalents	173,896	360,791
Proceeds from sale of other assets	12,458	-
Purchase and sale of held-for-trading investments, net	195,559	(1,201,287)
Purchase of available-for-sale financial instruments	(480,000)	-
Restricted cash	(451,426)	78,473
Purchase and sale of property and equipment, net	25,492	(1,236,022)
Reclamation bonds	(282,372)	(48,957)
Total cash used in investing activities	(3,679,778)	(8,197,754)
Cash flows from financing activities
Proceeds from options exercised	361,600	1,049,670
Proceeds from warrants exercised	-	1,898,995
Total cash provided by financing activities	361,600	2,948,665
Effect of exchange rate changes on cash and cash equivalents	87,151	(53,368)
Change in cash and cash equivalents	(9,016,914)	(19,671,985)
Cash and cash equivalents, beginning	21,699,983	41,371,968
Cash and cash equivalents, ending	$12,683,069	$21,699,983

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Expressed in Canadian Dollars

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	$(55,999,368)	$68,368,669
Shares issued as bonus shares	563,337	1,193,672	(1,193,672)	-	-	-	-
Shares issued on exercise of stock options	355,000	361,600	-	-	-	-	361,600
Share based payments	10,000	17,500					17,500
Reclassification of fair value of options exercised	-	164,902	-	(164,902)	-	-	-
Commitment to issue shares	-	-	641,357	-	-	-	641,357
Equity investment share-based payments (Note 9)	-	-	-	277,802	-	-	277,802
Foreign currency translation adjustment	-	-	-	-	2,574,406	-	2,574,406
Change in fair value of financial instruments					(280,000)		(280,000)
Loss for the year	-	-	-	-	-	(13,982,612)	(13,982,612)
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	$(69,981,980)	$57,978,722

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$(35,097,315)	$49,779,333
Shares issued on acquisition of Bullion Monarch	17,712,189	32,059,062		-	-	-	32,059,062
Warrants issued for Bullion warrants	-	-	-	102,653	-	-	102,653
Shares issued as bonus shares	813,670	1,596,483	(1,556,614)	-	-	-	39,869
Shares issued on exercise of stock options	639,000	1,049,670	-	-	-	-	1,049,670
Shares issued on exercise of warrants	949,497	1,898,995	-	-	-	-	1,898,995
Shares issued on acquisition of exploration and evaluation assets	62,398	128,122	-	-	-	-	128,122
Reclassification of fair value of options exercised	-	559,653	-	(559,653)	-	-	-
Share-based payments	-	-	-	1,464,293	-	-	1,464,293
Commitment to issue shares	-	-	2,158,161	-	-	-	2,158,161
Equity investment share-based payments (Note 9)	-	-	-	190,089	-	-	190,089
Foreign currency translation adjustment	-	-	-	-	400,475	-	400,475
Loss for the year	-	-	-	-	-	(20,902,053)	(20,902,053)
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	$(55,999,368)	$68,368,669

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the development of a royalty income stream portfolio in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX–V”) under the symbol of “EMX”. On January 30, 2012, the Company’s common shares began trading on the NYSE MKT (formerly known as NYSE Amex) under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to the operations in the United States (“US”) including Bullion Monarch Mining, Inc. (Note 3).

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Consolidation (Continued)

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Australia Pty Ltd	Australia	100%

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations in the US which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments

All financial instruments are classified into one of the following four categories:

(a)	Financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in profit or loss for the period in which they arise.

(b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

(c)	Available for sale financial assets

Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or FVTPL. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in profit or loss for the period.

(d)	Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets at FVTPL and are accounted for at fair value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants held through investments are classified as derivative financial assets at FVTPL and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

Marketable securities are classified FVTPL and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as AFS and are carried at fair market value. Changes in fair value of FVTPL assets are reflected in the statement of comprehensive loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments (continued)

Reclamation bonds are classified as financial assets held-to-maturity.

Restricted cash is classified as financial assets at FVTPL.

The Company classifies its receivables as loans and receivables and its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been impacted.

For all financial assets, objective evidence of impairment could include:

  Significant financial difficulty of the issuer or counterparty;
  Default or delinquency in interest or principal payments; or,
  It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, that are assessed not to be impaired individually, are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of HFT marketable securities, if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been has the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Equity investment

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
  National or local economic conditions that correlate with defaults of the associated companies.

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, subsequent development expenditures on the property will be capitalized.

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue. Royalty revenue is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty interests

Royalty interests in mineral properties include acquired royalty interests in production stage and exploration stage properties. In accordance with IAS 38 Intangible Assets, the cost of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount.

Property and equipment

Property and Equipment is recorded at cost and depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value. The Company has no known decommissioning liabilities as of December 31, 2013 and 2012.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets’ carrying value.

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Share-based payments

Share-based payments include option and bonus shares granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and bonus shares is measured at the date of grant. For non-employees, the fair value of the options and bonus shares is measured on the earlier of the date at which the counterparty performance is complete, or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options and bonus shares is accrued and charged to operations, with the offset credit to share based payment reserve for options, and commitment to issue shares for bonus shares, over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the bonus shares are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while bonus share are valued at the fair value on the date of grant.

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated whereby the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. For the years presented the basic and diluted losses per share are the same.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the issuance date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

Effective January 1, 2013, the Company adopted the following pronouncements:

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11 Joint Arrangements (“IFRS 11”) supersedes IAS 31 Interests in Joint Ventures and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 Investments in Associates and Joint Ventures (amended in 2011) (“IAS 28”). The Company has not entered into any joint arrangements and has concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structure entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate that nature, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interest in other entities, the amendments did not have an impact on the Company’s financial position or performance.

IFRS 13 Fair Value Measurement (“IFRS 13”) provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Amendments to IAS 1 Presentation of Financial Statements

These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the accounting for the acquisition of Bullion as areas that required critical judgments in applying accounting policies that had a significant effect on the amounts recognized in the consolidated financial statements. Details of the transaction are disclosed in Note 3.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)     Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)     Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties (Continued)

c)     Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)     Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the balance sheet and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

3. ACQUISITION OF BULLION MONARCH MINING, INC.

On February 7, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. signed an Agreement and Plan of Merger (the “Acquisition”) with Bullion Monarch Mining, Inc. (“Bullion”) whereby the Company agreed to acquire 100% of the issued and outstanding shares of Bullion in consideration for 0.45 of each of the Company’s common shares and US$0.11 in cash for each Bullion common share issued and outstanding. In addition, outstanding Bullion warrants have been replaced by Eurasian warrants exercisable upon the same terms and conditions as under the applicable agreement, except that each replacement warrant shall be exercisable for 0.45 of each of Eurasian’s common shares and US$0.11 in cash in lieu of one Bullion common share.

On August 17, 2012, the acquisition of Bullion was completed following approval by Bullion shareholders at a special meeting held on the same day.

The transaction has been accounted for as a business combination in accordance with IFRS 3, Business Combinations. As per IFRS 3, the Company has recognized, separately from goodwill, identifiable assets acquired, and liabilities assumed in Bullion at their fair values on the acquisition date. Accordingly, the Company has determined certain fair value adjustments for the assets and liabilities of Bullion as of August 17, 2012, the closing date of the Acquisition. Furthermore, to reflect the fair value increment of $39,536,000 (US$40,000,000) to the royalty property held by Bullion which generates royalty income, the Company engaged an independent valuator to estimate the fair value of the royalty generating property. The independent valuator applied the discounted cash flow model and estimated the fair value of the royalty income stream at $39,536,000. Consequently, the assets and liabilities in the Bullion purchase price allocation are based on their estimated fair value as shown below.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

3. ACQUISITION OF BULLION MONARCH MINING, INC.

Goodwill represents the excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed of Bullion. The Goodwill is not deductible for tax purposes. The deferred tax liabilities are recognized primarily due to temporary differences between the accounting value and tax basis of the royalty property assets that may result in potential taxable amounts in future years. Subsequent to the closing of the Acquisition, the deferred income tax liabilities will be adjusted in the period of enactment for the effect of an enacted change in tax laws or rates. The effect, which could be significant, will be included in profit or loss from operations.

The aggregate amount of the total acquisition consideration is $36,441,148, determined by taking into account the issuance of the Company’s 17,712,289 common shares valued at $32,059,062, the obligation for 1,125,000 warrants valued at $102,653 to replace Bullion’s outstanding warrants and the payment of $4,279,433.

The following summarizes the consideration transferred and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

Purchase Price:
Issuance of 17,712,189 Eurasian common shares in exchange for 39,360,518 Bullion common shares	$32,059,062
Fair value of additional obligation for 1,125,000 replacement warrants	102,653
Cash payment for 39,360,518 Bullion common shares	4,279,433
Total purchase price	$36,441,148

Purchase Price Allocation:
Cash and cash equivalents	$318,378
Receivables	541,226
Prepaid expenses	167,879
Investments	36,627
Property, plant and equipment, net	258,637
Royalty property	39,536,000
Goodwill	8,896,705
Accounts payable	(734,290)
Deferred income tax liabilities	(12,580,014)
Total purchase price	$36,441,148

The value of the Company’s common shares was calculated based on the issuance of the Company’s 17,712,189 common shares at a price per share of $1.81 which was the TSX Venture Exchange closing price of the Company’s common share on August 17, 2012, the closing date of the Acquisition.

The cash payment of $4,279,433 is based on cash consideration per share of US$0.11 for each of the 39,360,518 Bullion common shares outstanding immediately prior to the completion of the Acquisition.

The assumption and replacement of Bullion warrants is valued using the Black-Scholes option pricing model. The assumptions used in Black-Scholes option pricing model are as follows: share price of $1.81, adjusted exercise price of $2.39 less the warrant cash consideration of US$0.11, dividend yield of 0%, expected life of 0.62 years, volatility of 44.66% and risk-free interest rate of 1.21% . Volatility of 44.66% represents the historical volatility that the Company has used to value similar equity instruments. The fair value of the 1,125,000 replacement warrants is based on Bullion’s outstanding 2,500,000 warrants adjusted by a factor of 0.45 of each of the Company’s common share per Bullion warrant.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

4. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents consist of short-term deposits with maturities less than 90 days.

	December 31, 2013	December 31, 2012
Cash	$3,519,309	$6,891,326
Short-term deposits	9,163,760	14,808,657
Total	$12,683,069	$21,699,983

5. RESTRICTED CASH

At December 31, 2013, the Company classified $528,945 (December 31, 2012 - $77,519) as restricted cash. This amount is comprised of $148,334 (December 31, 2012 - $Nil) held as collateral for its corporate credit cards, $50,960 (December 31, 2012 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $329,651 (December 31, 2012 -$26,559) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in the USA, Haiti, and Sweden.

6. INVESTMENTS

At December 31, 2013, the Company had the following investments:

		Accumulated
December 31, 2013	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,180,725	$(951,640)	$1,229,085
Available-for-sale
Marketable securities	480,000	(280,000)	200,000
Total investments	$2,660,725	$(1,231,640)	$1,429,085

At December 31, 2012, the Company had the following investments:

		Accumulated
December 31, 2012	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	2,152,636	(567,614)	1,585,022
Total investments	$2,152,636	$(567,614)	$1,585,022

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

7. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	December 31, 2013	December 31, 2012
Royalty income receivable	$186,298	$461,631
Refundable taxes	999,869	344,362
Recoverable exploration expenditures and advances	248,597	216,066
Other	141,771	9,999
Total	$1,576,535	$1,032,058

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	December 31, 2013	December 31, 2012
Canadian dollars	$81,384	$198,612
US dollars	1,329,075	585,477
Turkish Lira	140,412	131,172
Swedish Krona	22,418	56,572
Other	3,246	60,225
Total	$1,576,535	$1,032,058

8. PROPERTY AND EQUIPMENT

During the year ended December 31, 2013, depreciation of $133,453 (year ended December 31, 2012 - $117,478) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2011	87,132	172,935	102,980	281,655	-	-	644,702
Additions	31,846	56,175	42,924	196,135	615,302	552,277	1,494,659
Disposals and derecognition	(1,992)	(6,426)	(16,697)	(106,853)	-	-	(131,968)
As at December 31, 2012	116,986	222,684	129,207	370,937	615,302	552,277	2,007,393
Additions	-	3,529	1,951	-	-	-	5,480
Disposals and derecognition	(25,273)	(48,861)	(125,135)	(62,049)	(42,859)	-	(304,177)
As at December 31, 2013	91,713	177,352	6,023	308,888	572,443	552,277	1,708,696
Accumulated depreciation
As at December 31, 2011	50,055	100,064	49,149	144,533	-	-	343,801
Additions	22,885	25,133	33,142	36,095	85,866	-	203,121
Disposals and derecognition	(1,524)	(6,426)	(16,697)	(91,864)	-	-	(116,511)
As at December 31, 2012	$71,416	$118,771	$65,594	$88,764	$85,866	$-	$430,411
Additions	25,718	32,119	8,295	79,628	116,797		262,557
Disposals and derecognition	(24,147)	(44,874)	(73,889)	(26,776)	-	-	(169,686)
As at December 31, 2013	$72,987	$106,016	$-	$141,616	$202,663	$-	$523,282
Net book value
As at December 31, 2012	$45,570	$103,913	$63,613	$282,173	$529,436	$552,277	$1,576,982
As at December 31, 2013	$18,726	$71,336	$6,023	$167,272	$369,780	$552,277	$1,185,414

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

9. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd; an Australian Stock Exchange listed Exploration Company. At December 31, 2013, the Company’s investment in the joint venture was $Nil (December 31, 2012 - $Nil). The Company’s share of the net income of the joint venture for the year ended December 31, 2013 was $Nil (share of net loss for the year ended December 31, 2012 - $81,171).

The Company also has a 40.96% equity investment in IG Copper, LLC (“IGC”). At December 31, 2013, the Company has paid $6,829,309 towards its investment (December 31, 2012-$4,054,739). At December 31, 2013 the Company’s investment less its share of accumulated equity losses was $3,960,650 (December 31, 2012 - $3,002,101). The Company’s share of the net loss for the year ended December 31, 2013 was $2,093,823 (December 31, 2012 - $1,063,236). Included in this loss is $277,802 (December 31, 2012 - $190,089) of share-based compensation which is reflected in equity of the Company.

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2013	Turkish Co	IGC
Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

As at December 31, 2012, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2012	Turkish Co	IGC
Aggregate assets	$104,210	$4,954,888
Aggregate liabilities	(88,617)	(343,378)
Loss for the year	(249,627)	(3,467,829)
The Company's ownership %	49.00%	30.66%
The Company's share of loss for the year	(81,171)	(1,063,236)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS

Acquisition costs

At December 31, 2013 and 2012, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2013	December 31, 2012
Asia Pacific	Various	$81,124	$698,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Golcuk property	-	34,674
	Trab	78,587	78,587
United States	Cathedral Well, Nevada	-	419,300
of America	Jasper Canyon, Arizona	235,856	235,856
	Mineral Hill, Wyoming	-	262,062
	Red Hills, Arizona	-	314,475
	Richmond Mountain, Nevada	-	262,062
	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095

Total		$3,031,368	$4,940,941

During the year ended December 31, 2013 the Company wrote-off previously capitalized acquisition costs of $1,780,890 (2012 - $1,362,723) of which $1,104,389 related to the Cathedral Well, Mineral Hill, Red Hills, and Richmond Mountain projects in the US, $7,174 related to the Golcuk property in Turkey, and $642,992 related to the Koonenberry project in Australia. All claims for the Cathedral Well, Mineral Hill, Red Hills, and Richmond Mountain projects are in good standing and held by the Company, but Management has determined that there was little prospect of significant work on these claims being carried out by the Company or its partners in the foreseeable future. In Australia, the Company completed a restructuring of the Koonenberry tenement package and related option requirements.

Geothermal Assets

In August 2013, the Company sold its geothermal energy assets in Slovakia and Peru to Starlight Geothermal Ltd. (“SGL”), a private company, for US$200,000 (received), 50 common shares of SGL (valued at $Nil) amounting to a 5% ownership in SGL, and gross royalties from future geothermal energy production, resulting in a gain on sale of $205,940.

Asia Pacific (Australia) exploration licenses

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia. The Australian properties are acquired either directly through staking or through agreements with three key license holders.

Koonenberry - Perry & Armstrong

On December 7, 2009, the Company entered into an agreement, subsequently amended, to acquire a right to earn up to a 100% interest in an exploration license. To acquire its interest, the Company was required to provide consideration of A$100,000 (A$60,000 paid and A$40,000 in shares issued) and work commitments totaling A$350,000 (incurred) over a period of three years.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Asia Pacific (Australia) exploration licenses (Continued)

Koonenberry - Perry & Armstrong (Continued)

In April 2013, the Company earned its 100% ownership of the exploration license and the vendor’s interest has reverted to a 2% net smelter returns royalty (“NSR”). The Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

Koonenberry - Arastra

On July 13, 2010, the Company entered into an agreement with Rodinia Resources Pty Ltd, and wholly owned subsidiary of Arastra Explorations Pty Ltd, to acquire a right to earn up to a 100% interest in four Exploration Licenses in consideration of A$50,000 cash (paid) and by making a series of advance minimum royalty payments (“AMR”) totaling A$2,020,000 (A$300,000 paid in cash and A$70,000 in shares issued) and satisfying work commitments of A$5,500,000 (A$1,300,000 incurred) over a period of five years. The Company had earned a 50% interest in the four Exploration Licenses.

By mutual agreement in September 2013, the venture agreement was terminated and the 50% interest earned by the Company was exchanged for a 100% ownership in one of the licenses (subject to a 2% NSR in favor of Arastra), and a 1% NSR against the other three licenses.

Koonenberry - Rockwell

The Company entered into an agreement on March 2, 2011 to earn a 100% interest in the Kayrunnera exploration license. Under this agreement, the Company will make a series of payments totaling A$200,000 over two years through a combination of A$150,000 cash (paid), A$50,000 in shares (issued), and satisfying work commitments totaling A$1,100,000 ($600,000 incurred) over a three year period.

In October 2013 the agreement was terminated and the Company was granted a NSR of 0.5% in and over the tenement held by Rockwell Resources Pty Ltd.

Koonenberry - Bates

The Company entered into an agreement on May 14, 2010 to earn a 100% interest in two New South Wales exploration license applications. Under this agreement, the Company made a payment of A$15,000, and satisfied work commitments totaling A$170,000 over a two year period.

In April 2013, the Company earned its 100% ownership of the two exploration licenses and the vendor’s interest has reverted to a 2% NSR. The Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Asia Pacific (New Zealand) exploration licenses

On November 15, 2012, the Company signed an option agreement to sell all of the issued share capital of EMX New Zealand (BVI) Inc. (“EMX-NZ”), a wholly owned subsidiary of the Company to Glass Earth Gold Limited (“GEG”) a TSX-V and New Zealand Alternative Exchange listed company. EMX-NZ is the owner of all of the issued share capital of Hauraki Gold Limited (“HGL”), a company incorporated in New Zealand and the registered holder of certain exploration permits in New Zealand.

In order to complete the option to purchase, GEG must:

i)	Upon execution of the agreement GEG must pay to the Company the sum (in USD) equal to an estimate of past exploration expenditures ($85,567 received);

ii)

Once the right of access to the permits is obtained, GEG must within fifteen days issue and allot to Eurasian such number of GEG shares as equates to the value at the time of issue of 850 troy ounces of gold. GEG may elect one month prior to the date of access to deliver 850 troy ounces of gold or cash in equivalent value to 850 troy ounces of gold in substitution of GEG shares;

iii)

On the first anniversary of the date of being granted access, and each anniversary date thereafter until the transfer of share is complete, GEG must delivery an amount equal to 75 troy ounces of gold. Such amount can be paid in $US cash, gold bullion, or GEG shares; and

iv)

On completion date of the option agreement and each anniversary date thereafter until start of production from a mine located on or about the area of permits. The anniversary payments noted above shall increase to 100 troy ounces to be paid in $US cash, gold bullion, or GEG shares.

Subsequent to December 31, 2013, the Company notified GEG their intentions to terminate the agreement due to GEG’s default of certain terms of the agreement.

Haiti exploration permits

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), have the right to establish specific exploration areas along the trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects (“DP’s”) across the exploration areas. The JV is waiting for approval of Research Permits by the Government of Haiti. The Company’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

In March 2013, the Haiti government placed the Mining Convention process on hold while its parliament began working on a new mining law. The Government deferred further consideration of the JV’s request for the Research Permits that would cover the six DP’s, and request for an extension of the Grand Bois Research Permit, while revisions to the mining law are pending. As a result, Newmont placed the JV’s on care and maintenance status. The Company considered the deferral of its request for an extension of the Grand Bois Research Permit to be a force majeure event and also placed its Grand Bois project on care and maintenance status.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Gezart, Kyrgyz Republic

On July 2012, the Company sold its wholly owned subsidiary, Altyn Minerals (BVI) Ltd, and its related Kyrgyz Republic subsidiaries, Altyn Minerals, LLC, and Montex for net proceeds of US$30,000 (received) and a 2.5% NSR. All related balances have been removed from the Company’s consolidated financial statements and a loss of $38,299 has been recorded on the sale.

Sweden licenses

The Company has certain exploration permits. There are no specific spending commitments on the Swedish licenses and permits.

On February 17, 2011, the Company entered into a Strategic Alliance and Earn-In Agreement (the “Strategic Alliance”) with Antofagasta Minerals S.A., (“Antofagasta”). The Strategic Alliance includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), and an agreement to designate certain properties as a designated project (“DP”), with a right of Antofagasta to earn up to an undivided 70% interest therein. On February 17, 2013, the Strategic Alliance reached the end of its two year tenure. During the tenure of the Strategic Alliance, three DPs were generated and funded by Antofagasta. On March 3, 2014 Antofagasta advised the Company that they would be discontinuing further funding of the DP’s. The Company now has no commitments or obligations pursuant to the Strategic Alliance.

Turkey exploration licenses

The Company has acquired numerous exploration licenses in Turkey for which there are no specific spending commitments.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed an agreement to joint venture the Sisorta gold project with Chesser Resources Limited, (“Chesser”). Chesser earned a 51% interest in the JV by making payments of 3,000,000 common shares, US$300,000 cash and funding US$4,000,000 in exploration expenditures.

On April 2, 2012, the Company and Chesser executed an agreement to sell the Sisorta property to a privately owned Turkish company, Colakoglu Ticari Yatirim A.S. (“Colakoglu”). The agreement requires Colakoglu to make an up-front payment of 100 troy ounces of gold bullion or its cash equivalent ($80,216 received), and to undertake a US $500,000 work commitment over the first year. After the first year, Colakoglu can exercise an option to purchase the property for an additional 6,900 troy ounces of gold, or its cash equivalent, with the payments binding on exercise of the option, but staged over a period of four years after option exercise. A 2.5% NSR from any production on the property will also be received. As the Company has a 49% interest in Sisorta, its share of the above will comprise 3,381 troy ounces of gold bullion and a 1.225% NSR. Colakoglu terminated the option effective March 21, 2013.

Akarca Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company. Centerra may earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years (incurred) and making a payment of US$1,000,000 within 30 days of earn-in (not paid).

On October 29th, 2012, the parties signed a Termination of Shareholders Agreement, and in return for relieving Centerra of certain exploration and payment obligations Eurasian regained 100% control of Akarca.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses (Continued)

Akarca Joint Venture (Continued)

On June 30, 2013, the Company entered into an option agreement to sell its 100% interest in AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company.

The agreement requires Çolakoglu to make an up-front payment of US$250,000 (received). In order to exercise the option, Colakoglu must drill at least 5,000 meters by the end of the first year, pay US$500,000 within 18 months and US$4,250,000 over a period of three years, must drill a cumulative 20,000 meters over a period of four years, and must produce a NI 43-101 compliant feasibility study after the sixth year. In addition, Colakoglu must deliver up to 18,000 troy ounces of gold under certain terms and conditions. The Company will retain a 3.5% NSR.

Dedeman Agreement - Aktutan

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic A.S. (“Dedeman”) for the sale of the Aktutan exploration property. Dedeman is required to make a US$40,000 (received) advance royalty payment to the Company prior to August 7, 2008, US$60,000 (received) prior to August 7, 2009 and US$100,000 (received) prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% NSR and can re-acquire the property if Dedeman decides to relinquish it. As of December 31, 2013, Dedeman is current with respect to their advance royalty payments.

Dedeman Agreement – Alankoy and Sofular

In November 2006, the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% NSR on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time. Dedeman is to make a US$100,000 advance royalty payment (received) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year (completed) and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% NSR and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license. Dedeman also acquired the Sofular properties and the Company retains a 3% NSR on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them. Dedeman has the right to purchase the 3% NSR on Sofular at any time for US$1,000,000.

On December 20, 2013, the Company signed an Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, whereby Ferrite has the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% NSR. To do so, Ferrite paid US$35,000 upon signing and must expend at least US$200,000 on exploration activities each year for the three years after satisfaction of the condition precedent described below. In addition, Ferrite is required to make annual deliveries of gold bullion to the Company as Advanced Annual Royalties (AARs). These will consist of 75 troy ounces of gold (or cash equivalent thereof) delivered on each of the first three anniversaries of the satisfaction of the condition precedent to the Alankoy Agreement, and AARs of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production. Ferrite is also to pay 500 troy ounces of gold (or the cash equivalent) on completion of a NI 43-101 or JORC compliant feasibility study. As a condition precedent to the transaction, Turkey’s General Directorate of Mining Affairs ("MIGEM") must approve the transfer of the Alankoy project license to the Company’s subsidiary that Ferrite is to acquire. If MIGEM does not approve the transfer by the first anniversary of the Alankoy Agreement, either the Company or Ferrite may terminate the Alankoy Agreement. Subsequent to December 31, 2013, MIGEM approved the transfer.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses (Continued)

Dedeman Agreement – Alankoy and Sofular (Continued)

Trab-23 Property

The Trab-23 property is located in northeast Turkey. In February 2013 Tumad Madencilik San.Ve TIC, A.S. (“Tumad”), executed an option agreement (the “Trab-23 Agreement”) to acquire Trab-23 from the Company. The Trab-23 Agreement provides for in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. The Trab-23 Agreement is contingent upon approval by Turkey’s General Directorate of Mining Affairs ("MIGEM") to combine the two licenses into a single exploitation license. This license combination and transfer is scheduled for completion in 2014. Subsequent to December 31, 2013, MIGEM approved the license combination. Following exercise of its option to acquire the property, Tumad may elect to retain the property, and after such election, shall pay annual minimum royalties of US$100,000 commencing upon the first anniversary of such exercise. Upon production from the Trab-23 licenses, Tumad will pay EMX a 3% NSR royalty from production. The annual minimum royalties will be credited to 80% of the NSR royalty then payable.

Golcuk Transfer and Royalty Agreement

On July 17, 2012, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer 100% interest in the Golcuk property in exchange for PRL issuing shares to the Company as follows,

i)	500,000 PRL shares on the initial issuance date (received);

ii)	An additional 500,000 PRL shares on or before the first anniversary of the initial issuance date (received subsequent to year end);

iii)	An additional 1,000,000 PRL shares on or before the second anniversary of the initial issuance date; and,

iv)	An additional 1,000,000 PRL Shares on or before the third anniversary of the initial issuance date.

United States exploration licenses

Copper Springs, Copper King, and Red Top Properties, Arizona

In September 2013, the Company, through its wholly owned subsidiary Bronco Creek Exploration Inc. (“BCE”), entered into option agreements to sell the Copper Springs, Copper King, and Red Top projects for a combination of cash payments, work commitments, and common shares. The agreements grant Desert Star Resources Ltd. (“Desert Star”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

Desert Star’s earn-in requirements for each of the three projects consist of the following:

  Upon TSX-V approval, delivering 350,000 common shares of Desert Star (a total of 1,050,000 received);

  Incurring a minimum of US$5,000,000 in exploration expenditures by the seventh anniversary of the signing date; and

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Copper Springs, Copper King, and Red Top Properties, Arizona (Continued)

•	Making additional milestone payments to the Company consisting of:

o

Advance Minimum Royalty (“AMR”) payments totaling the value of 220,000 lbs of copper by the fifth anniversary of the signing date and the value of 80,000 lbs of copper annually thereafter until commencement of production, to be credited against 80% of each payment of the Company’s NSR royalty upon production, and

o

A payment of $30,000 upon completion of 1,000 meters of drilling and additional AMR payments totaling the value of 510,000 lbs of copper tied to completion of a preliminary economic assessment (“PEA”), pre- feasibility study, production decision, and commencement of production. The terms include a payment based upon the known copper reserves at the time of completion of the feasibility study of 0.25% of the value of each pound of copper up to 500,000,000 lbs and 0.05% of the value of each pound of copper over 500,000,000 lbs.

The Company will retain a 2.5% NSR. Desert Star may purchase 0.5% of the NSR for US$2,500,000.

Jasper Canyon, Buckhorn Creek, and Frazier Creek Properties, Arizona and Nevada

In October 2013, the Company, through its wholly owned subsidiary BCE, entered into option agreements to sell the Jasper Canyon, Frazier Canyon, and Buckhorn Creek projects for a combination of cash payments, work commitments, and common shares. The agreements grant Savant Explorations Ltd. (“Savant”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

Savant’s earn-in requirements for an initial 60% interest (“Initial Earn-In Period”) in each of the three projects consist of the following:

•

Upon execution of the agreement and TSX-V approval, delivering 150,000 common shares of Savant (a total of 450,000 received at a value of US$19,440), and paying US$59,325 (received) as reimbursement of amounts paid by BCE to keep the respective claims in force for the current assessment year;

•

Paying US$30,000 on the second anniversary of the effective date, and an additional US$75,000 following completion of a PEA by Savant, but only if the PEA is completed prior to vesting of the Initial Earned Interest;

•	Incurring a minimum of US$2,070,000 in exploration expenditures by the fifth anniversary of the effective date; and
•

Delivering an additional 650,000 Savant shares to BCE by the 5th anniversary of the effective date: 100,000 shares per year by the 3rd anniversary of the effective date, 150,000 shares before or on the 4th anniversary of the effective date, and 200,000 shares on or before the 5th anniversary of the effective date.

Upon delivery of notice to the Company stating all conditions of the Initial Earn-In have been met, and paying BCE US $300,000 in cash, or the same value in Savant shares, at Savant’s election, Savant will have earned its initial 60% interest.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Jasper Canyon, Buckhorn Creek, and Frazier Creek Properties, Arizona and Nevada (Continued)

Upon Savant having earned the Initial Earned Interest, Savant shall elect to either:

a.	Acquire 40% interest by making an additional US $10,000,000 in exploration expenditures on the properties over five years and pay $500,000; or
b.	Enter into a joint venture to develop the properties with Savant indirectly owning an undivided 60% of the properties.

Upon completion of the above or the dilution of BCE’s JV interest to less than 15%, Savant shall grant to BCE a 2.5% NSR with certain advance royalty payments.

Bullion Creek-Red Picacho Property, Arizona

The Company holds a 100% interest in the Bullion Creek-Red Picacho property comprised of certain unpatented federal mining claims.

Cathedral Well Property and Richmond Mountain Property, Nevada

The Company holds a 100% interest in the Cathedral Well property comprised of certain unpatented federal mining claims, located on Bureau of Land Management (“BLM”) and National Forest lands subject to a 0.5% NSR. The 100% owned Richmond Mountain property comprises certain unpatented federal mining claims.

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprised of certain unpatented federal mining claims and one State of Arizona exploration permit subject to the terms of an Earn-In Agreement dated September 27, 2011 with Vale Exploration (“Vale”). Vale may earn an initial 60% equity interest in the project for consideration of cash payments and US$4,500,000 in exploration expenditures within four years.

Cruiser Gold Property, Nevada

The Company holds a 100% interest in the Cruiser Gold property comprised of certain unpatented federal lode mining claims.

French Bullion Property, Nevada

The Company holds a 100% interest in the French Bullion property comprised of certain unpatented federal lode mining claims.

Hardshell Skarn Property, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Liberty Property, Alaska

The Company holds a 100% interest in the Liberty property comprised of certain State of Alaska prospecting sites.

Lomitas Negras Property, Arizona

The Company holds a 100% interest in the Lomitas Negras property comprised of certain unpatented federal lode mining claims and certain State of Arizona exploration permits.

Mesa Well Property, Arizona

The Company holds a 100% interest in mineral rights held by certain Arizona State Exploration Permits.

Middle Mountain Property, Arizona

The Company held a 100% interest in certain federal unpatented mining claims and certain Arizona State Exploration Permits subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009. In August 2013, all mineral rights in the Middle Mountain property have been dropped.

Mineral Hill Property, Wyoming

The Mineral Hill property is comprised of certain unpatented mining claims staked by the Company on lands administered by the Black Hills National Forest. The Company owns a 100% interest in the claims subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP (“MH”) who owns a 100% interest in certain patented mining claims and unpatented federal mining claims that adjoin the Company’s property. The Agreement stipulates that consideration received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% to the Company and 60% to MH. Until such time as a third party has paid a total of US$5,000,000 in proceeds to the Company and MH, all further consideration will be divided as to 30% to the Company and 70% to MH.

Moran Dome Property, Alaska

The Company holds a 100% interest in the Moran Dome property comprised of certain State of Alaska mining claims and certain State of Alaska prospecting sites.

Parks-Salyer Property, Arizona

The Company holds a 100% interest in the Parks-Salyer property comprised of one State of Arizona exploration permit.

Red Hills Property, Arizona

The Red Hills property is comprised of certain federal unpatented mining claims, and certain Arizona State exploration permits. The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and an Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Red Hills property, for consideration of advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% NSR. The Company executed an amendment assigning the GEO interest to GeoNovus Minerals Corp. (“GEN”), after GEO’s merger with New Gold Inc. on November 16, 2011. GEN will continue advancing the project under the terms of the GEO agreement.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

San Manuel Property, Arizona

The Company holds a 100% interest in the San Manuel property comprised of certain State of Arizona exploration permits.

Sand Pass Property, Utah

The Company holds a 100% interest in the Sand Pass property comprised of certain unpatented federal mining claims.

Silver Bell West, Silver Bell District, Arizona

The Company holds a 100% interest in mineral rights comprised of certain federal unpatented mining claims subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted GEO a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% NSR. On December 15, 2011, the Company executed an amendment assigning the GEO interest to GEN, after GEO’s merger with New Gold Inc.

The Company is in current discussions with GEO to further amend the agreement.

Superior West Project, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option. The Company may earn a 100% interest in the claims for cash payments totaling US$1,000,000 on or before July 31, 2014 and subject to a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments.

By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Mineral Properties, a wholly owned subsidiary of Freeport-McMoran Exploration Corporation (“FMEC”) two separate rights to acquire a 51% and a subsequent 19% interest. The initial interest in the Superior West property may be acquired for cash consideration, making all property and option payments on behalf of the Company to the original owners of the property and minimum exploration expenditures. FMEC may acquire the additional 19% interest by solely funding and delivering a feasibility study.

Subsequent to year end, FMEC terminated its interest in the Superior West property.

Yerington West Property, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the Bureau of Land Management (“BLM”). By Option Agreement, dated September 24, 2009, the Company granted Entrée Gold Inc. (“ETG”) the right to acquire an 80% interest in the property, for consideration of US$140,000 in cash payments (received), common shares of ETG valued at $85,000 (received), minimum exploration expenditures of$1,900,000 (incurred), and delivery of a bankable feasibility study and advanced production payments of $375,000 by the 10th anniversary (2019).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Mexico

Pursuant to a consulting agreement entered into on July 27, 2010 and terminated on March 8, 2011, the Company earned the right to transfer title of certain mineral claim tenures known as the Rosa Blanca property, located in San Luis Potosi State, Mexico, and the Bonanza property, located in Hidalgo State, Mexico to Windstorm Resources Inc. (“Windstorm”),. On September 21, 2011, the Company entered into an agreement with Windstorm, granting Windstorm the option to acquire an undivided 100% interest in the properties. To earn its interest, Windstorm is required to issue a total of 1,000,000 shares over a period of five years with 100,000 due within 15 days from approval of the agreement (received 100,000 shares at a value of $8,000 or $0.08 per share), and incurring $2,000,000 in qualifying expenditures over five years.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration Expenditures

During the year ended December 31, 2013, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA					Turkey			Asia Pacific			Other *	Total
	Antofagasta	Other	Total	Vale	Geonovus	Alaska	Other USA	USA total	Akarca	Other	Total	Koonenbury	Other	Total
Administration Cost	$ 62,246	$ 46,026	$ 108,272	$ 19,304	$ 1,005	$ -	$ 107,275	$ 127,584	$ 64,644	$ 38,969	$ 103,613	$ 5,113	$ 5,468	$ 10,581	$ 119,318	$ 469,368
Assays	26,963	1,285	28,248	4,294	779	-	1,561	6,634	37,963	9,823	47,786	10,211	229	10,440	8,007	101,115
Drilling / Trenching	431,793	15,324	447,117	707,640	348,613	-	88,122	1,144,375	109,321	7,424	116,745	-	-	-	-	1,708,237
Logistics	58,089	49,951	108,040	572,999	24,887	-	56,378	654,264	43,508	121,962	165,470	43,049	6,516	49,565	144,284	1,121,623
Personnel	263,334	358,597	621,931	238,870	117,105	-	801,007	1,156,982	379,594	438,863	818,457	141,572	56,839	198,411	176,022	2,971,803
Property Cost	215,042	82,348	297,390	55,418	107,865	20,154	321,610	505,047	165,522	40,508	206,030	61,394	7,234	68,628	46,354	1,123,449
Professional Services	69,955	44,138	114,093	463	-	-	40,000	40,463	92,982	186,620	279,602	58,973	31,107	90,080	101,997	626,235
Share based payments	-	37,474	37,474	-	-	-	47,591	47,591	-	-	-	-	37,868	37,868	8,429	131,362
Technical Studies	2,316	8,945	11,261	71,971	97,126	15,906	66,757	251,760	72,667	18,434	91,101	9,273	41,044	50,317	687,894	1,092,333
Travel	52,185	63,938	116,123	354	45	-	20,624	21,023	-	37,235	37,235	14,628	20,406	35,034	61,462	270,877
Total Expenditures	1,181,923	708,026	1,889,949	1,671,313	697,425	36,060	1,550,925	3,955,723	966,201	899,838	1,866,039	344,213	206,711	550,924	1,353,767	9,616,402
Recoveries	(1,182,282)	(17,829)	(1,200,111)	(1,759,162)	(743,803)	-	(211,665)	(2,714,630)	(325,631)	(18,227)	(343,858)	-	(1,815)	(1,815)	(9,864)	(4,270,278)
Operator fees	-	(374,651)	(374,651)	(189,355)	(72,962)	-	(7,588)	(269,905)	-	-	-	-	-	-	-	(644,556)
Option Payments	-	-	-	-	(154,470)	-	(75,894)	(230,364)	-	(346,124)	(346,124)	-	-	-	-	(576,488)
Other Property Income	-	-	-	-	-	-	-	-	-	(285,377)	(285,377)	-	-	-	-	(285,377)
Total Recoveries	(1,182,282)	(392,480)	(1,574,762)	(1,948,517)	(971,235)	-	(295,147)	(3,214,899)	(325,631)	(649,728)	(975,359)	-	(1,815)	(1,815)	(9,864)	(5,776,699)
Net Expenditures	$ (359)	$ 315,546	$ 315,187	$ (277,204)	$ (273,810)	$ 36,060	$ 1,255,778	$ 740,824	$ 640,570	$ 250,110	$ 890,680	$ 344,213	$ 204,896	$ 549,109	$ 1,343,903	$ 3,839,703

*Significant components of “Other” exploration expenditures for the year ended December 31, 2013 include Brazil - $569,443, Georgia - $142,771, Austria - $249,101, and Haiti -$275,281.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration Expenditures (continued)

During the nine month period ended December 31, 2012, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA					Turkey			Asia Pacifi c			Other *	Total
	Kiruna South	Other	Total	Vale	Geonovus	Alaska	Other USA	USA total	Akarca	Other	Total	Koonenbury	Other	Total
Administration Cost	$ 48,896	$ 53,689	$ 102,585	$ 2,333	$ 274	$ -	$ 231,036	$ 233,644	$ 14,106	$ 80,969	$ 95,075	$ 22,851	$ 35,253	$ 58,104	$ 153,332	$ 642,739
Assays	51,420	27,996	79,416	38,102	4,040	60,209	44,048	146,399	99,502	32,430	131,932	334,798	1,038	335,836	44,028	737,611
Drilling / Trenching	381,140	188,372	569,512	118,022	295,403	-	-	413,425	330,392	40,536	370,927	504,024		-504,024	-	1,857,889
Logistics	156,823	60,592	217,415	105,634	9,878	189,365	122,960	427,837	135,792	193,225	329,017	203,503	27,843	231,346	185,551	1,391,166
Personnel	357,505	278,186	635,691	258,424	71,219	352,344	840,810	1,522,797	346,158	267,461	613,620	534,429	131,197	665,626	971,846	4,409,580
Property Cost	17,348	138,789	156,137	137,591	96,738	51,392	376,956	662,677	174,565	42,866	217,432	81,538	17,754	99,292	186,702	1,322,240
Professional Services	54,702	50,252	104,954	3,931	750	-	71,786	76,466	43,501	160,989	204,490	43,772	69,245	113,016	91,296	590,223
Share based payments	-	170,195	170,195	-	-	-	197,049	197,049	-	54,608	54,608	-	101,711	101,711	339,152	862,715
Technical Studies And
Consultants	77,640	17,253	94,893	180,763	26,977	-	158,151	365,891	173,819	19,740	193,559	331,824	171,506	503,330	143,439	1,301,112
Travel	40,741	42,902	83,643	591	-	31,092	29,565	61,248	-	19,195	19,195	79,304	69,593	148,897	60,048	373,030
Total Expenditures	1,186,215	1,028,225	2,214,441	845,392	505,279	684,403	2,072,360	4,107,434	1,317,835	912,018	2,229,853	2,136,044	625,140	2,761,183	2,175,394	13,488,306
Recoveries	(1,259,579)	(813,123)	(2,072,702)	(953,714)	(540,973)	-	(32,328)	(1,527,015)	(726,935)	-	(726,935)	-	-	-	-	(4,326,652)
Operator fees	(87,441)	(56,448)	(143,889)	(106,494)	(50,824)	-	(252)	(157,570)	(72,693)	-	(72,693)	-	-	-	-	(374,152)
Other Property Income	-	-	-	-	(235,364)	-	(203,943)	(439,307)	-	-	-	-	(17,994)	(17,994)	-	(457,301)
Total Recoveries	(1,347,020)	(869,571)	(2,216,591)	(1,060,208)	(827,161)	-	(236,523)	(2,123,892)	(799,628)	-	(799,628)	-	(17,994)	(17,994)	-	(5,158,105)
Net Expenditures	$ (160,805)	$ 158,654	$ (2,150)	$ (214,816)	$ (321,882)	$ 684,403	$ 1,835,837	$ 1,983,542	$ 518,207	$ 912,018	$ 1,430,225	$ 2,136,044	$ 607,146	$ 2,743,189	$ 2,175,394	$ 8,330,201

*Significant components of “Other” exploration expenditures for the year ended December 31, 2012 include Brazil - $538,123, Georgia - $211,763, Kyrgyz Republic - $100,513, and Geothermal activities - $301,594.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

11. ROYALTY INTEREST

Carlin Trend Royalty Claim Block

On August 17, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. completed the acquisition of Bullion (Note 3). As part of the acquisition, the Company acquired the Carlin Trend Royalty Claim Block in Nevada. The Carlin Trend Royalty Claim Block includes the following Royalty Properties:

  Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing one-percent (1%) gross smelter return royalty (“GSRR”).
  East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing one-percent (1%) GSRR.
  North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

The Company capitalized $39,536,000 (US$40,000,000) for the Carlin Trend Royalty Claim Block which represents the fair value on the acquisition date (Note 3). Royalty income is included in operations and is offset by a 5% direct gold tax and depletion.

Since acquisition on August 17, 2012 to December 31, 2013:

Opening Balance, August 17, 2012	$39,536,000
Adjusted for:
Depletion	(1,125,408)
Cumulative translation adjustments	328,000

Ending Balance, December 31, 2012	$38,738,592
Adjusted for:
Additions	200,000
Depletion	(1,681,688)
Impairment charge	(4,765,511)
Cumulative translation adjustments	2,572,332
Ending Balance, December 31, 2013	$35,063,725

Brestovac/Jasikovo East Royalty

In September 2013, the Company purchased a 0.5% NSR royalty from Euromax Resources Ltd. for $200,000 covering Reservoir Mineral Inc.’s (a public company listed on the TSX-V) (“Reservoir”) share of minerals and metals mined from the Brestovac and Jasikovo East properties in Serbia. These two properties are included in Reservoir’s Timok Project which is in joint venture with Freeport-McMoran Exploration Corporation (“Freeport”). The 0.5% NSR royalty is proportionately reduced to Reservoir’s interest in the properties as Freeport earns-in by making exploration expenditures under the circumstances provided in the NSR agreement. Freeport has thus far earned a 55% interest in the Timok Project.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets requires that we estimate the recoverable amount of these assets. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

11. ROYALTY INTEREST (Continued)

Impairment of Non-Current Assets (Continued)

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the price of gold and in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised the gold price to an estimated long-term price of US$1,300 per ounce from US$1,500 to US$1,700 per ounce and an estimated annual gold production of 2,200 ounces from 3,000 ounces. The Company applied a higher NAV multiple based on observed market conditions. As a result of these changes, the Company recorded $4,765,511 (December 31, 2012 - $Nil) in impairment charges for the year ended December 31, 2013 related to the Carlin Trend Royalty Claim Block. In addition, due to the tax effects of the above-mentioned impairment, the Company recorded a decrease in deferred tax liabilities of $1,779,707 with a corresponding entry to deferred income tax recovery.

12. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no decommissioning or restoration provisions related to the properties as of December 31, 2013 (December 31, 2012 - $Nil).

	December 31, 2013	December 31, 2012
Australia - various properties	$57,881	$73,386
Sweden - various properties	7,884	$-
Turkey - various properties	238,356	184,256
United States of America - various properties	466,773	230,880
Total	$770,894	$488,522

13. GOODWILL

Goodwill represents the excess of the price paid for the acquisition of Bullion over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Since acquisition to December 31, 2013:

Opening Balance, August 17, 2012	$8,896,705
Adjusted for:
Cumulative translation adjustment	73,809

Ending Balance, December 31, 2012	$8,970,514
Adjusted for:
Cumulative translation adjustment	655,281

Ending Balance, December 31, 2013	$9,625,795

14. OTHER ASSETS

Other assets consist of native gold that the Company has purchased for marketing purposes. During the year ended December 31, 2013, the Company recorded an impairment of $42,120 (December 31, 2012-$Nil).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2013	December 31, 2012
Accounts payable	$395,523	$805,539
Accrued liabilities	254,320	570,753
Total	$649,843	$1,376,292

16. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2013	December 31, 2012
U.S.A.	$516,328	$187,840
Sweden	212,225	20,932
Haiti	5,550	5,550
Total	$734,103	$214,322

17. CAPITAL STOCK

Authorized

As at December 31, 2013, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common shares

For the year ended December 31, 2013, the Company issued:

  563,337 bonus shares valued at $1,193,672 to officers, employees and consultants of the Company.
  355,000 common shares for gross proceeds of $361,600 pursuant to the exercise of stock options.
  10,000 common shares value at $17,500 as employment compensation.

For the year ended December 31, 2012, the Company issued:

  17,712,189 common shares valued at $32,059,062 as part consideration for the Bullion acquisition (Note 3).
  813,670 bonus shares valued at $1,596,483 to officers, employees and consultants of the Company.
  639,000 common shares for gross proceeds of $1,049,670 pursuant to the exercise of stock options.
  949,497 common shares for gross proceeds of $1,898,995 pursuant to the exercise of warrants.
  62,398 common shares valued at $128,122 towards the acquisition of the Koonenbury property.

Stock options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

17. CAPITAL STOCK

Stock options (Continued)

During the years ended December 31, 2013 and December 31, 2012, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2011	4,142,867	$2.24
Granted	1,361,500	2.04
Exercised	(639,000)	1.63
Cancelled / expired	(66,667)	2.45
Balance as at December 31, 2012	4,798,700	2.26
Exercised	(355,000)	1.02
Cancelled / expired	(448,000)	2.37

Number of options outstanding as at December 31, 2013	3,995,700	$2.36

Number of options exercisable as at December 31, 2013	3,995,700	$2.36

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2013:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date
May 22, 2009	10,000	10,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	922,500	922,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	38,200	38,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,221,000	1,221,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012	951,500	951,500	1.94	August 22, 2017
October 16, 2012	82,000	82,000	2.44	October 16, 2017
Total	3,995,700	3,995,700

The weighted average remaining useful life of stock options is 2.46 years.

Bonus shares

The Company has received TSX-V approval for the issuance of certain bonus shares as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

17. CAPITAL STOCK (Continued)

Share-based payments

During the year ended December 31, 2013, the Company recorded aggregate share-based payments of $658,857 (December 31, 2012 - $3,662,324) as they relate to the fair value of options granted, fair value of performance bonus shares, and the accrual for the fair value of bonus shares granted.

	General and
	Administrative	Exploration
Year ended December 31, 2013	Expenses	Expenditures	Total

Commitment to issue bonus shares	$509,995	$131,362	$641,357
Shares issued as employment compensation	17,500	-	17,500
	$527,495	$131,362	$658,857

	General and
	Administrative	Exploration
Year ended December 31, 2012	Expenses	Expenditures	Total

Commitment to issue bonus shares	$1,780,846	$377,315	$2,158,161
Shares issued as performance bonuses	-	39,870	39,870
Fair value of options granted	1,018,763	445,530	1,464,293
	$2,799,609	$862,715	$3,662,324

The weighted average fair value of the stock options granted during the year ended December 31, 2013 was $Nil per stock option (December 31, 2011 - $1.07 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Risk free interest rate	0.00%	1.17%
Expected life (years)	-	5
Expected volatility	0.00%	60.34%
Dividend yield	-	-

Warrants

During the year ended December 31, 2013 and December 31, 2012, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2011	13,457,629	$3.38
Granted	1,125,000	2.42
Exercised	(949,497)	2.00
Expired	(367,994)	2.45

Balance as at December 31, 2012	13,265,138	3.70
Expired	(4,089,605)	3.10

Balance as at December 31, 2013	9,175,533	$4.16

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

17. CAPITAL STOCK (Continued)

Warrants (Continued)

As at December 31, 2013, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88		March 12, 2015
Private placement, November 8, 2010	6,200,000	4.50	(1)	November 8, 2015
Private placement, November 12, 2010	800,000	4.50	(2)	November 12, 2015
Finders warrants, November 8, 2010	255,900	4.50	(1)	November 8, 2015
Total	9,175,533

(1)	$3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
(2)	$3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.

The weighted average remaining life of warrants is 1.72 years.

18. RELATED PARTY TRANSACTIONS

The Company defines key management personnel as directors and officers of the Company. The aggregate amount of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2013	Salary or Fees	Payments	Total
Management	$881,120	$374,120	$1,255,240
Outside directors	175,798	35,223	211,021
Seabord Services Corp. *	447,900	-	447,900
Total	$1,504,818	$409,343	$1,914,161

		Share-based
For the year ended December 31, 2012	Salary or Fees	Payments	Total
Management	$742,003	$940,920	$1,682,923
Outside directors	102,000	306,159	408,159
Seabord Services Corp. *	477,600	-	477,600
Total	$1,321,603	$1,247,079	$2,568,682

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the board of directors of the Company. Seabord provides a chief financial officer, a corporate secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Related Party Assets and Liabilities	Service or Term	December 31, 2013	December 31, 2012
Amounts due to:
David M. Cole, President and CEO	Expense reimbursement	$1,130	$7,579
Christina Cepeliauskas, CFO	Expense reimbursement	-	3,822
M. Stephen Enders, COO	Expense Reimbursement	526	-
Jan Steiert, Chief Legal Officer	Expense Reimbursement	943	-
Directors	Fees and Expense Reimbursement	36,584	38,047
Seabord Capital Corp.	Expense Reimbursement	-	572
		$39,183	$50,020

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

19. INCOME TAXES

Deferred Income Tax Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabities as follows:

	December 31, 2013	December 31, 2012
Royalty interest	$(12,901,876)	$(13,049,936)
Tax loss carryforwards	1,315,968	$-
Other	875,356	761,517
	$(10,710,552)	$(12,288,419)

As at December 31, 2013, no deferred tax assets are recognized on the following temporary differences as it is not probabe that sufficient future taxable profit will be available to realize such assets:

	December 31, 2013	December 31, 2012	Expiry Date Range
Tax loss carry forwards	$29,433,000	$25,327,000	2026-2033
Share issue costs	327,000	605,000	2013-2015
Exploration and evaluation assets	10,538,794	9,197,677	No expiry
Other	$6,244,171	$3,121,408	No expiry

Income Tax Expense

	December 31, 2013	December 31, 2012
Current tax expense	$-	$276,918
Deferred tax recovery	(2,392,945)	(291,595)
	$(2,392,945)	$(14,677)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 25.75% (2012 – 25.0%) as follows:

	December 31, 2013	December 31, 2012
Expected income tax (recovery)	$(4,212,703)	$(5,229,182)
Effect of lower tax rates in foreign jurisdictions	(890,053)	(706,374)
Permanent differences	719,540	3,232,117
Change in unrecognized deductible temporary differences and other	1,064,418	2,651,517
Foreign exchange	925,853	37,245
	$(2,392,945)	$(14,677)

20. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2013 and 2012, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2013	December 31, 2012
Asia Pacific	$81,124	$698,124
Sweden	437,755	437,755
Turkey	232,547	267,221
United States of America	2,279,942	3,537,841
Total	$3,031,368	$4,940,941

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

20. SEGMENTED INFORMATION (Continued)

PROPERTY AND EQUIPMENT	December 31, 2013	December 31, 2012
Asia Pacific	$110,769	$185,617
Brazil	-	35,680
Canada	15,280	28,931
Georgia	11,011	16,510
Haiti	12,574	17,675
Sweden	23,285	35,068
Turkey	67,373	120,535
United States of America	945,122	1,136,966
Total	$1,185,414	$1,576,982

The Company’s royalty interest, goodwill, deferred income tax liability, and royalty income and depletion are part of a cash generating unit located in the United States, except $200,000 in royalty interests held in Serbia.

21. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2013, the Company had working capital of $14,217,999 (December 31, 2012 - $22,702,855). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

21. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value (Continued)

As at December 31, 2013, there were no changes in the levels in comparison to December 31, 2012. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$12,683,069	$-	$-	$12,683,069
Restricted cash	528,945	-	-	528,945
Fair value through profit or loss
securities	1,229,085	-	-	1,229,085
Available for sale investments	200,000	-	-	200,000
Total	$14,641,099	$-	$-	$14,641,099

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company has minimal exposure with respect to its receivables.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 1% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $15,000.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the December 31, 2013 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $120,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

21. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2013 is as follows:

Accounts	USD amount
Cash and cash equivalents	$2,143,794
Receivables	1,331,058
Accounts payable and accrued liabilities	(752,663)
Total	$2,722,189

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the year ended December 31, 2013, the average United States dollar (“USD”) to Canadian dollar (“CAD”) foreign exchange rate was US$1 for CAD$1.0298. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in USD against CAD would result in a change in the loss/gain of approximately $27,000.

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended December 31, 2013 included:

a.	Reclassification of $164,902 of share based payment reserve to share capital from the exercise of options;
b.	Received 500,000 common shares of Pasinex Resources Limited valued at $27,500 or $0.06 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey;
c.	Recorded a loss through accumulated other comprehensive income of $280,000 related to the fair value adjustments on AFS financial instruments;
d.	Issuance of 563,337 bonus shares valued at $1,193,672 applied to commitment to issue shares; and
e.

Adjusted non-current assets and liabilities for $2,574,406 related to cumulative translation adjustments (“CTA”), of which $2,572,332 relates to CTA gain on royalty interest, $655,281 relates to CTA gain on goodwill, $829,755 relates to CTA loss on deferred tax liability and $176,548 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Year Ended December 31, 2013

22. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the year ended December 31, 2012 included:

a.	Reclassification of $559,653 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 62,398 common shares valued at $128,122 for the acquisition of mineral properties;
c.	Issuance of 773,330 bonus shares valued at $1,556,614 applied to commitment to issue shares;
d.	Acquisition of Bullion as described in Note 3; and
e.	Adjusted non-current assets and liabilities for $400,475 related to cumulative translation adjustments.

23. EVENTS AFTER REPORTING DATE

Subsequent to December 31, 2013, the Company:

a)	Issued 48,000 bonus shares valued at $54,720 to an executive of the Company.

b)

Signed an Exploration and Option Agreement with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to acquire the Company’s Koonenberry exploration licenses in New South Wales, Australia. NQM has the option to earn a 100% interest in the Company’s subsidiary that holds the licenses, with the Company retaining a 3% production royalty.